SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2007

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

October 26, 2007

Securities and Exchange Commission,
450 Fifth Street, N.W.
Washington, D.C 20549
Subject: Material Event

Dear Sirs,

Our company, Credicorp Ltd. in accordance with article 28° of the Peruvian Capital Market Law (TUO-Texto Único Ordenado) approved by the Supreme Decree N° 093-2002-EF and the Material Event Regulation, Private Information and other Communications, approved by the Conasev Resolution N° 107-2002-EF (The Rule), modified by Conasev Resolution N° 009-2003-EF/94.10 (The Regulation), hereby notifies you on the following “Material Event”:

The Board of Directors of Credicorp Ltd., in its session held October 25, 2007 was informed of the decision taken by the CEO, Mr. Raimundo Morales Dasso of his resignation, and appointed Mr. Walter Bayly Llona who is currently Chief Financial Officer (CFO), as his replacement. Mr. Bayly´s position will be in turn taken by Mr. Alvaro Correa. These appointments will be effective April 1, 2008.

The Board of Directors was also informed of the resignation of the Deputy CEO Mr. Carlos Muñoz Semsch.

The Board of Directors made public its appreciation to Mr. Morales for his valuable contribution to the corporation throughout the 17 years he performed as CEO.

Yours faithfully,

Fernando Palao
Represente Bursátil
CREDICORP LTD.

SIGNAGURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDICORP LTD.

Date: October 26, 2007	By:	/s/ Fernando Palao
Authorized Representative